1(858) 458-3031

teriobrien@paulhastings.com

May 2, 2013

VIA EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Ms. Asia Timmons-Pierce
Mr. Jay Ingram

Re:	Gevo, Inc.

Registration Statement on Form S-3

Filed April 12, 2013, File No. 333-187893

Dear Ms. Timmons-Pierce and Mr. Ingram:

We are in receipt of the Staff’s letter dated April 25, 2013 with respect to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”). We are responding to the Staff’s comments on behalf of our client, Gevo, Inc. (the “Company”), as set forth below.

For ease of reference, we have reproduced each of the Staff’s comments below, followed by the Company’s response.

Staff Comments and Company Responses

General

1.	We note your disclosure in the fee table that suggests you are relying upon the replacement shelf registration statement provisions contained in Rule 415(a)(5) and (a)(6) to carry over $43,125,000 of unsold securities from your outstanding and effective Form S-3 with Commission File No. 333-180097. Please explain why you believe you are eligible to rely upon Rule 415(a)(5) and (a)(6) since it appears that at the time you sought to update File No. 333-180097 under Securities Act Section 10(a)(3) via the filing of your Form 10-K for the December 31, 2012 fiscal year, you were no longer eligible to conduct offerings pursuant to General Instruction I.B.1. of Form S-3 because your public float dropped beneath $75 million. Please provide specific support for concluding that the replacement shelf registration statement provisions contained in Rule 415 are available to companies that lose their eligibility to conduct transactions pursuant to General Instruction I.B.1. prior to the expiration of the three-year period specified in Rule 415(a)(5).

The Company respectfully advises the Staff that it has determined that the aggregate market value of its voting and non-voting common equity held by non-affiliates exceeded $75 million during the 60 days prior to the Company’s filing of its Form 10-K on March 26, 2013. As such, the Company met the requirements set forth in General Instruction I.B.1. to Form S-3 at the time that it updated File No. 333-180097 by filing its Form 10-K.

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In calculating the Company’s aggregate market value for purposes of determining its eligibility to use Form S-3 for the registration of securities under the Securities Act of 1933, as amended (the “Securities Act”), the Company examined the definition of “affiliate” set forth in Rule 405 of the Securities Act (“Rule 405”) and determined that its “affiliates” include all of its directors and executive officers and the following stockholders of the Company, each of which has one of its partners or executives on the Company’s board of directors: Khosla Ventures, together with its affiliated entities (“Khosla”), Virgin Green Fund I, L.P., together with its affiliated entities (“Virgin”) and Malaysian Life Sciences Capital Fund Ltd. (“MLSCF”) (together, the “Company Affiliates”).

Under Rule 405, an “affiliate” of an issuer is defined as “a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.” An individual or entity’s status as an “affiliate” is a fact-specific inquiry which must be determined by considering all relevant facts and circumstances; however, the Commission has indicated that status as an officer, director or 10% stockholder is one fact which must be taken into consideration in such inquiry. See American-Standard, SEC No-Action Letter 1972 WL 19628 (October 11, 1972). Khosla owns approximately 16.4% of the outstanding voting securities of the Company, and Mr. Samir Kaul, one of the Company’s directors, is a partner of Khosla Ventures. Based on Khosla’s high percentage ownership of the Company’s voting securities, together with the fact that a partner of Khosla Ventures currently serves on the Company’s board of directors, the Company has determined that Khosla is an “affiliate” under the standard set forth in Rule 405. Virgin owns approximately 6.3% of the Company’s outstanding voting securities, and Mr. Shai Weiss, Chairman of the Company’s board of directors, is a partner of Virgin Green Fund I, L.P. Based on Virgin’s relatively high percentage ownership of the Company’s voting securities, together with the fact that a partner of Virgin Green Fund I, L.P. currently serves as Chairman of the Company’s board of directors, the Company has determined that Virgin is an “affiliate” under the standard set forth in Rule 405. MLSCF owns approximately 3.8% of the Company’s outstanding voting securities, and Dr. Ganesh Kishore, one of the Company’s directors, is the Chief Executive Officer of MLSCF. Although MLSCF’s percentage ownership of the Company’s securities is relatively limited, the Company has determined that MLSCF is an “affiliate” under the standard set forth in Rule 405 due to the fact the Chief Executive Officer of MLSCF currently serves on the Company’s board of directors.

After evaluating the totality of the circumstances, including an appraisal of each person’s influence upon management and the policies of the Company, the Company concluded that no person, other than the officers and directors of the Company and the Company Affiliates, by virtue of his, her or its ownership of the Company’s voting securities, by contract, or otherwise, has the ability to direct or cause the direction of the management and policies of the Company, nor is any other person under common control with a party that controls the Company.

On March 25, 2013, the day prior to the filing date of the Company’s Form 10-K for the year ended December 31, 2012, the Company had total shares outstanding of 43,310,071, of which 12,817,131 were held by Company Affiliates, for a total public float of 30,492,940 shares.

Pursuant to Compliance and Disclosure Interpretation 116.06, in computing the aggregate market value of the outstanding voting and non-voting common equity held by non-affiliates of the Company, it is not necessary to calculate the number of shares held by non-affiliates for the same day on which the price of the stock is determined. On February 13, 2013, a date that is within 60

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days of the filing date of the Company’s Form 10-K for the year ended December 31, 2012, the closing price of the Company’s common stock was $2.59 per share. Thus, the aggregate market value of the voting and non-voting common equity held by non-affiliates was $78,976,714 as of the applicable calculation date.

2.	As indicated in the immediately preceding comment, it appears that at the time you sought to update File No. 333-180097 under Section 10(a)(3), you were no longer eligible to rely on General Instruction I.B.1. of Form S-3. Please tell us why you have not amended that registration statement via post-effective amendment onto the form you were then eligible to use to offer and sell the securities. Please see Securities Act Forms Compliance and Disclosure Interpretations 114.02 and 114.04.

In view of the Company’s response to Staff Comment No. 1, the Company respectfully advises the Staff that at the time the Company sought to update File No. 333-180097 under Securities Act Section 10(a)(3) by filing Form 10-K on March 26, 2013, the Company was eligible to rely on General Instruction I.B.1. of Form S-3 because the Company’s public float was $78,976,714 as of the applicable calculation date. Accordingly, The Company was not required to file a post-effective amendment to File No. 333-180097.

3.	Please tell us how you meet the eligibility requirements to register your offering on Form S-3. If you are relying upon General Instruction I.B.6. of Form S-3, please also revise the outside front cover of the prospectus to disclose the calculation of the aggregate market value of your outstanding voting and non-voting common equity pursuant to General Instruction I.B.6. and the amount of all securities offered pursuant to General Instruction I.B.6. during the prior twelve calendar month period that ends on, and includes, the date of the prospectus.

The Company respectfully advises the Staff that the Registration Statement was filed pursuant to General Instruction I.B.1. of Form S-3, and not General Instruction I.B.6. of Form S-3. In accordance with the Company’s very conservative approach to determining the aggregate market value of its voting and non-voting common equity held by non-affiliates described above in response to Staff Comment No. 1, on April 11, 2013, the day prior to the initial filing date of the Registration Statement, the Company had total shares outstanding of 44,046,929, of which 12,816,616 were held by Company Affiliates, for a total public float of 31,230,313 shares.

As noted above, pursuant to Compliance and Disclosure Interpretation 116.06, it is not necessary to calculate the number of shares held by non-affiliates for the same day on which the price of the stock is determined. On February 13, 2013, a date that is within 60 days of the initial filing date of the Registration Statement, the closing price of the Company’s common stock was $2.59 per share. Thus, the aggregate market value of the voting and non-voting common equity held by non-affiliates was $80,886,510 as of the applicable calculation date.

With respect to the unsold securities carried over from the Company’s Form S-3 with Commission File No. 333-180097, the Company respectfully submits that the analysis set forth above in response to Staff Comment No. 1 demonstrates that the Company was entitled to rely on General Instruction I.B.1. with respect to such unsold securities. Pursuant to Filing Guidance for Companies Replacing Expiring Shelf Registration Statements in Accordance with Securities Act Rules 415(a)(5) and (6), Rule 415(a)(6) provides that an issuer may include on its

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replacement registration statement any unsold securities covered by the expiring registration statement. Further, the issuer is not required to pay any additional fee with respect to such securities included in reliance on Rule 415(a)(6), because the unsold securities (and associated fees) are being moved from the expiring registration statement to the replacement registration statement.

Exhibit 5.1 Opinion of Paul Hastings LLP

4.	We note the limitations of counsel’s opinion as expressed in the third, fourth and fifth paragraphs of section five on pages five and six. It is not clear why these limitations would not already be covered by the qualification in the second paragraph of section five, section (ii) on page five regarding general principles of equity and the availability of equitable remedies. Please remove these limitations or tell us supplementally why you believe they are necessary in view of this qualification. We may have further comments upon review of your response.

The Company and its counsel respectfully acknowledge the Staff’s comment. The Company and its counsel undertake to remove these limitations from any legal opinion delivered to investors and/or filed in connection with any future offering or sale of securities under the Registration Statement after it has been declared effective.

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May 2, 2013

Thank you for your assistance in this matter. If you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (858) 458-3031.

Sincerely,

/s/ Teri E. O’Brien

Teri E. O’Brien

of PAUL HASTINGS LLP